UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 10)*


                             Signet Group plc
                             (Name of Issuer)

                             Ordinary Shares
                      (Title of Class of Securities)

                                 B1HTFP6
                              (CUSIP Number)

                            December 31, 2007
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: B1HTFP6                                                  Page 1 of 7


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  134,801,000


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        152,259,200
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     152,259,200     Beneficial ownership disclaimed pursuant to Rule 13d-
     4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.9%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC







CUSIP: B1HTFP6                                                  Page 2 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

             5   SOLE VOTING POWER

                  93,611,910


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        100,871,310
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,871,310     Beneficial ownership disclaimed pursuant to Rule 13d-
     4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.9%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO






CUSIP: B1HTFP6                                                  Page 3 of 7
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

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 10

Item 1(a)     Name of Issuer:
       Signet Group plc

Item 1(b)     Address of Issuer's Principal Executive Offices:
       15 Golden Square
       London W1F 9JG United Kingdom

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital International
       Limited

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Ordinary Shares

Item 2(e)     CUSIP Number:
       B1HTFP6

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       N/A

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 2 and 3

       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:






CUSIP: B1HTFP6                                                  Page 4 of 7

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       Capital Group International, Inc. ("CGII") is the parent
       holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 152,259,200 shares or 8.9% of the 1,705,410,816 shares of Ordinary Shares believed to be outstanding.

       Capital International Limited is deemed to be the beneficial owner of 100,871,310 shares or 5.9% of the 1,705,410,816 shares of Ordinary Shares believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital Group International, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of Signet Group plc.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company (CGTC)

       2. Capital International Limited (CIL)

       3. Capital International Research and Management, Inc. dba
          Capital International, Inc. (CII)

       4. Capital International S.A. (CISA)

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification




CUSIP: B1HTFP6                                                  Page 5 of 7



       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          February 1, 2008

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Chairman
                       Capital Group International, Inc.

        Date:          February 1, 2008

        Signature:     *David I. Fisher
        Name/Title:    David I. Fisher, Vice Chairman
                       Capital International Limited



        ^By    /s/ Kristine M. Nishiyama
               Kristine M. Nishiyama
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated December 28, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc. on February 1, 2008 with respect to
          Beazer Homes USA Inc.


















CUSIP: B1HTFP6                                                  Page 6 of 7


                               AGREEMENT

                            Los Angeles, CA
                           February 1, 2008

  Capital Group International, Inc. ("CGII") and Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Ordinary Shares issued by Signet Group plc.

  CGII and CIL state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII and CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              *David I. Fisher
                                  David I. Fisher, Chairman
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *David I. Fisher
                                  David I. Fisher, Vice Chairman
                                   Capital International Limited


^By  /s/ Kristine M. Nishiyama
     Kristine M. Nishiyama
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 28, 2007 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 1, 2008 with respect to Beazer Homes USA Inc.
















CUSIP: B1HTFP6                                                  Page 7 of 7